EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION

COMPUTATION OF RATIO OF NET INCOME TO FIXED CHARGES AND RATIO OF NET INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In thousands, except ratios)

(Unaudited)

Computation of ratio of net income to fixed charges:

	Year ended December 31
	2017	2016	2015	2014	2013
Fixed charges	$146,367	$115,486	$93,975	$73,643	$75,104
Fixed charges	$146,367	$115,486	$93,975	$73,643	$75,104
Net income	79,589	82,873	108,325	140,820	126,487
	$225,956	$198,359	$202,300	$214,463	$201,591
Ratio of net income to fixed charges	1.54:1	1.72:1	2.15:1	2.91:1	2.68:1

Computation of ratio of net income to combined fixed charges and preferred stock dividends:

	Year ended December 31
	2017	2016	2015	2014	2013
Fixed charges	$146,367	$115,486	$93,975	$73,643	$75,104
Preferred stock items:
Redemption preference premiums*	–	–	–	—	19,924
Dividends	17,442	15,372	15,160	13,781	17,536
Combined fixed charges and preferred stock items	$163,809	$130,858	$109,135	$87,424	$112,564
Fixed charges	$146,367	$115,486	$93,975	$73,643	$75,104
Net income	79,589	82,873	108,325	140,820	126,487
	$225,956	$198,359	$202,300	$214,463	$201,591
Ratio of net income to combined fixed charges and preferred stock dividends	1.38:1	1.52:1	1.85:1	2.45:1	1.79:1

*

Capstead’s Series A and B preferred shares were redeemed on June 13, 2013.  The ratio of net income to combined fixed charges and preferred stock dividends excluding the redemption preference premiums was 2.18:1 for the year ended December 31, 2013.